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                              MUTUAL FUND SELECT TRUST
                                AMENDMENT TO BY-LAWS


       Pursuant to Article X of the By-Laws, the Trustees of Mutual Fund Select Trust (the "Trust"), by unanimous vote at a meeting held on September 5, 2001, amended the By-Laws as follows:

       Article IV is amended to read:

       "SECTION 3. CHAIRPERSON. The Board may from time to time select from among their number a Chairperson. Such Chairperson shall have the authority to set the agenda for meetings of the Board of Trustees and to chair all meetings of the Board of Trustees and such other powers and duties as shall be determined by the Board of Trustees from time to time. The position of Chairperson shall not be an officership of the Trust and such Chairperson shall not be considered an officer of the Trust solely by virtue of his or her service as Chairperson.

       "SECTION 4. PRESIDENT. The Board may from time to time select from among their number a President. Such President shall have such powers and duties as shall be determined by the Board of Trustees from time to time.
 The position of President shall not be an officership of the Trust and such President shall not be considered an officer of the Trust solely by virtue of his or her service as President."